

11007949

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number: 1-15174

**SIEMENS SAVINGS PLAN FOR UNION EMPLOYEES**

(Full title of the Plan and the address of the Plan, if different from that of issuer named below)

**Siemens Aktiengesellschaft**

**Wittelsbacherplatz 2**

**D-80333 Munich**

**Federal Republic of Germany**

**c/o Siemens Corporation**

**General Counsel's Office**

**527 Madison Avenue, 8th Floor**

**New York, New York 10022**

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Siemens Savings Plans

Individual Financial Statements and Supplemental Schedules

Year Ended December 31, 2010 and 2009

# Contents

# Report of Independent Registered Public Accounting Firm

The Members of Siemens Corporation, Administrative Committee and
Investment Committee

We have audited the accompanying individual statements of net assets available for benefits of Siemens Savings Plan and Siemens Savings Plan for Union Employees (collectively, the Plans) as of December 31, 2010 and 2009, and the related individual statement of changes in net assets available for benefits for the year ended December 31, 2010. These individual financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these individual financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the individual financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans' internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans' internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the individual financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the individual financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 2010 and 2009, and the changes in their net assets available for benefits for the year ended December 31, 2010, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the individual financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) and the Siemens Savings Plan's schedule of delinquent contributions for the year ended December 31, 2010 are presented for purposes of additional analysis and are not a required part of the individual financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plans' management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the individual financial statements and, in our opinion, are fairly stated in all material respects in relation to the individual financial statements taken as a whole.

Ernst + Young LLP

MetroPark, New Jersey
June 22, 2011

# Siemens Savings Plans

## Individual Statements of Net Assets Available for Benefits

December 31, 2010

| | Savings Plan | Union Plan |
|---|---|---|
| **Assets** | | |
| Investment in the net assets of the Master Trust for Siemens Savings Plans, at fair value *(Note 6)* | $ 7,831,222,147 | $ 169,505,152 |
| Participant loans | 135,305,126 | 6,919,581 |
| Employee contribution receivable | 75,455 | |
| Employer contribution receivable | 43,115 | |
| Total assets | 7,966,645,843 | 176,424,733 |
| **Liabilities** | | |
| Excess contribution payable | – | 17,521 |
| Total liabilities | – | 17,521 |
| Net assets available reflecting investments, at fair value | 7,966,645,843 | 176,407,212 |
| Adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts | (123,466,061) | (4,684,229) |
| Net assets available for benefits | $ 7,843,179,782 | $ 171,722,983 |

*See accompanying Notes.*

# Siemens Savings Plans

## Individual Statements of Net Assets Available for Benefits

December 31, 2009

| | Savings Plan | Union Plan |
|---|---|---|
| **Assets** | | |
| Investment in the net assets of the Master Trust for Siemens Savings Plans, at fair value | $ 6,786,594,472 | $ 150,971,217 |
| Participant loans | 123,005,873 | 6,379,376 |
| Total assets | 6,909,600,345 | 157,350,593 |
| **Liabilities** | | |
| Excess contributions payable | 13,335 | 55,984 |
| Net assets available reflecting investments at fair value | 6,909,587,010 | 157,294,609 |
| Adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts | (92,850,951) | (3,446,267) |
| Net assets available for benefits | $ 6,816,736,059 | $ 153,848,342 |

*See accompanying Notes.*

Siemens Savings Plans

Individual Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

| | Savings Plan | Union Plan |
|---|---|---|
| Additions to net assets attributed to: | | |
| Plan's share of the net investment income of the Master Trust for Siemens Savings Plans *(Note 6)*: | | |
| Net appreciation in fair value of investments | $ 712,496,270 | $ 11,930,202 |
| Interest | 90,524,901 | 3,541,152 |
| Dividends | 37,730,821 | 647,766 |
| Total investment income | 840,751,992 | 16,119,120 |
| Interest on participant loans | 5,446,050 | 266,706 |
| Contributions: | | |
| Participants | 434,569,342 | 9,667,028 |
| Excess contribution refunds | – | (17,521) |
| Employer | 178,197,702 | 3,459,793 |
| Total contributions | 612,767,044 | 13,109,300 |
| Total additions | 1,458,965,086 | 29,495,126 |
| Deductions from net assets attributed to: | | |
| Benefits paid to participants | 412,315,896 | 13,390,095 |
| Plan expenses | 14,727,530 | 278,605 |
| Total deductions | 427,043,426 | 13,668,700 |
| Net increase in net assets prior to net asset transfers | 1,031,921,660 | 15,826,426 |
| Asset transfers, net *(Note 8)* | (5,477,937) | 2,048,215 |
| Net increase | 1,026,443,723 | 17,874,641 |
| Net assets available for benefits: | | |
| Beginning of year | 6,816,736,059 | 153,848,342 |
| End of year | $ 7,843,179,782 | $ 171,722,983 |

*See accompanying Notes.*

Siemens Savings Plans

Notes to Financial Statements

December 31, 2010

## 1. Description of Plans

The following description of the Siemens Savings Plan (the "Savings Plan"), and the Siemens Savings Plan for Union Employees (the "Union Plan") (each, separately, the "Plan", and collectively, the "Plans" or the "Siemens Savings Plans") is provided for general information purposes only. Participants should refer to each Plan document for a more complete description of each of the Plans.

### General

The Plans are defined contribution plans sponsored by Siemens Corporation (the "Company"), an indirectly wholly-owned subsidiary of Siemens Aktiengesellschaft ("Siemens AG"), covering salaried, hourly, and union employees of the Company and other affiliated participating companies. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plans generally define an employee as any person employed by the Company or an affiliated participating company, provided that the person is residing in the United States and is receiving United States source income.

Participation in the Savings Plan is available to any employee who is employed by the Company or a participating company, excepting leased employees, nonresident aliens, an employee assigned to an affiliated company located outside the United States and who is neither a citizen of the United States nor a lawful permanent resident of the United States within the meaning of Section 7701(b)(1)(A)(i) of the Internal Revenue Code of 1986, as amended (the "Code"), and anyone employed on a temporary basis for not more than twelve months. Unless expressly approved by the Company, employees covered by a collective bargaining agreement not providing for participation in the Savings Plan are excluded from participation in the Savings Plan. The Union Plan defines an employee as any person employed by the Company or an affiliated participating company and covered by a collective bargaining agreement providing for participation in the Union Plan, provided that said person is residing in the United States and is receiving United States source income.

Eligible employees may enroll in the appropriate Plan on any day following their date of employment. Each newly hired employee who is eligible to participate in one of the respective Plans is automatically enrolled in the appropriate Plan and will have tax-deferred contributions withheld after 30 days of becoming eligible for enrollment in such Plan, unless the employee affirmatively elects not to participate in the Plan, elects to participate at a different rate, or elects

**1. Description of Plans (continued)**

to participate on a basis other than tax deferred contributions. The default investment option for the automatic contributions is the applicable Life Cycle Portfolio determined based on the participant's year of birth. Employees from certain acquired companies became eligible to participate in the Savings Plan during 2010. In addition, the assets and liabilities of participants in savings plans associated with companies acquired by the Company or certain of its affiliates prior to 2010 (the "Prior Plans") were transferred into the Savings Plan (see Note 8). Prior service under the Prior Plans is recognized as applicable as stated in the plan document for the Savings Plan. Generally, service recognized under a Prior Plan is recognized as continuous employment as applicable for eligibility and vesting purposes under the Savings Plan. Each active employee with an account balance that was transferred into the Savings Plan from one of the Prior Plans remained fully vested in his or her Prior Plan's fully vested account balance.

As a result of the sale of certain businesses, the respective assets and liabilities of certain participants related to the divested businesses, were transferred out of the Savings Plan, as applicable, into a plan established by the respective acquiring company (see Note 8).

The assets of the Plans are held in the Master Trust for Siemens Savings Plans (the "Master Trust").

Included in the Master Trust, under a sub-trustee arrangement, are assets from the Siemens Savings Plan for Puerto Rico Employees, which is sponsored by the Company. The assets of the Master Trust were held by BNY Mellon Bank, N.A. (the "Trustee") at December 31, 2010 and December 31, 2009.

**Administration**

The Administrative Committee of the Company is responsible for administering the Plans' operations and the Investment Committee of the Company is responsible for monitoring investments by the Plans. The Administrative Committee is currently composed of the Director of Employee Benefits of the Company; the Vice President, Treasurer and Controller of the Company; and four human resources representatives from the Company and certain U.S. affiliates of the Company who are appointed by the Senior Vice President of Human Resources of the Company. The six-person Investment Committee is currently composed of the following members: the Executive Vice President and Chief Financial Officer of the Company (who serves as Chairman of the Investment Committee); the President of Siemens Capital Company, LLC; the Senior Vice President, General Counsel and Secretary of the Company; the Senior Vice

## 1. Description of Plans (continued)

President of Human Resources of the Company; the Vice President of Mergers & Acquisitions of the Company; and the Vice President, Treasurer and Controller of the Company, all of whom are appointed by the Board of Directors of the Company.

### Contributions

Each participant in the Savings Plan or Union Plan (as the case may be) can elect to contribute from 2% to 25%, in 1% increments, of their annual compensation, as defined by the plan documents for each of the Plans. When automatically enrolled, a participant's contribution on a tax deferral basis is set at 3% of eligible compensation and the default investment option is the applicable Life Cycle Portfolio determined based on the participant's year of birth, until either is changed by the participant. For participants who are automatically enrolled in the Plans on or after January 1, 2011, the deferral rate will automatically increase by 1% each subsequent year, until the participant's contribution is 10% of eligible compensation. If a participant is automatically enrolled in the Plans within the first six months of the year, the first automatic increase occurs in the January following enrollment. If the participant is automatically enrolled within the last six months of the year, the first automatic increase occurs in the second January following enrollment. Participants who enrolled in the Plans before January 1, 2011, can elect to have this automatic deferral increase feature apply to them. Participants may make contributions on a tax-deferred basis, an after-tax basis, or a combination of tax-deferred and after-tax bases. Effective January 1, 2011, participants may also make designated Roth contributions. Each Plan also allows participants to change their contribution percentages daily. Participants may cease their contributions at any time.

The Savings Plan and the Union Plan each allow participants age 50 or older to make additional tax-deferred contributions. These annual catch-up contributions were subject to Internal Revenue Service (IRS) limits of $5,500 in 2010.

Prior to January 1, 2011, for the majority of employees, the Company or the participating company, as applicable, matched 50% of its employee's contribution on the first 6% of the employee's compensation contributed to the respective Plan. For some groups of employees, the Company or the participating company, as applicable, matched 66 2/3% or 75% of its employee's contribution on the first 6% of the employee's compensation contributed to the appropriate Plan. For most employees eligible for participation in the Savings Plan and who were hired or rehired on or after April 1, 2006, the Company or the participating company matches 100% of each such employee's contributions on the first 6% of the employee's compensation contributed to the Plan.

**1. Description of Plans (continued)**

In connection with the freezing of benefit accruals under the Siemens Pension Plan and the Siemens Pension Plan for Union Employees that became effective as of December 31, 2010, the Company or participating companies increased the matching contribution under the Savings Plan and the Union Plan, effective January 1, 2011, to 100% of up to 6% of eligible pay contributed to the Plans for certain employees who were accruing a pension benefit in their respective defined benefit pension plans on December 31, 2010. While benefit accruals under the benefit formula of the former OSRAM SYLVANIA Inc. Pension Plan for Salaried Employees were also frozen as of December 31, 2010, the matching contribution in the Savings Plan for OSRAM Sylvania employees remained at 50% of up to 6% of eligible pay.

Each participant whose employment with the Company or a participating company is terminated has the option to deposit any lump sum amount that would otherwise be received from the Siemens Pension Plan or Siemens Pension Plan for Union Employees (defined benefit pension plans sponsored by the Company) directly into the appropriate Siemens Savings Plan.

All contributions are subject to certain limitations of the Code. The maximum combined participant and employer contributions to a participant's account for a plan year was limited to the lesser of $49,000 for 2010, or 100% of the participant's annual compensation. For the 2010 calendar year, the IRS limited the annual tax-deferred contribution to $16,500 for each participant. Other IRS limits exist for certain highly compensated employees participating in either of the Plans.

**Service Based Company Contribution ("SBCC")**

Effective January 1, 2011, certain participants of the Savings Plan or the Union Plan who, as of December 31, 2010, were earning a benefit under the Siemens Pension Plan or the Siemens Pension Plan for Union Employees and who ceased accruing benefits under such plans as of December 31, 2010, shall generally be eligible for a special company contribution referred to as a Service Based Company Contribution ("SBCC") or, with respect to certain employees who ceased accruing benefits as of December 31, 2010 under the benefit formula of the former OSRAM SYLVANIA Inc. Pension Plan for Salaried Employees, an Annual Company Contribution ("ACC"). The SBCC or ACC shall be made to each eligible employee's account, regardless of whether the employee is making any contributions to the Savings Plan or the Union Plan.

**1. Description of Plans (continued)**

The amount of the SBCC for most eligible participants is a percentage of his or her compensation and varies based on his or her employer and years of vesting service. The amount of the SBCC for eligible participants in the Siemens HealthCare Diagnostics (former Dade Behring) cash balance formula, as well as the ACC amount, varies based upon the participant's age, years of vesting service, employer and also his/her rate of compensation The SBCC and ACC will be credited once a year to each such employee's SBCC or ACC account, as applicable, established in the Savings Plan or Union Plan, as applicable, for each eligible employee, no later than March 31 of the calendar year following the calendar year for which the SBCC or ACC is made. The SBCC percentage ranges from 0% to 12% based on years of vesting services. The ACC percentage ranges from 1.5% to 5.5% depending upon the employee's age plus years of vesting service calculated at the each month. Additionally, those employees covered by the OSRAM Sylvania Inc. Pension Plan for Salaried Employees formula who ceased earning a benefit under that formula as of December 31, 2010 or who ceased earning benefits under that formula as of September 30, 2009 are eligible for another special employer contribution ("OSRAM Special Employer Contribution"), regardless of whether the employee is making any contributions to the Siemens Plan. The OSRAM Special Employer Contribution ranges from 5% to 15 % of the OSRAM employee's compensation, depending upon the employee's years of vesting service. The OSRAM Special Employer Contribution is credited to the eligible OSRAM employee's account in the Siemens Savings Plan each applicable pay period.

**Investment Options**

A participant may direct his or her contributions to the following investment options, in increments of at least 1%, within the Siemens Savings Plans:

a) Stable Value Investment Option,

b) U.S. Large Cap Stock Investment Option,

c) High Yield Bond Investment Option,

d) Non-U.S. Developed Markets Stock Investment Option,

e) Core Bond Investment Option,

f) U.S. Small Cap Stock Investment Option,

**1. Description of Plans (continued)**

g) LifeCycle Investment Portfolios Option,

h) Non-U.S. Emerging Markets Stock Investment Option,

i) Siemens AG Stock Investment Option, and

j) Self-Directed Brokerage Account Investment Option.

Each of the Plans allows participants to change their investment elections prospectively and to transfer funds between investment options (including the Self-Directed Brokerage Account Investment Option), on any business day, with the exception of the Non-U.S. Developed Markets Stock Investment Option, the Non-U.S. Emerging Markets Stock Investment Option, and the Siemens AG Stock Investment Option accounts. Any amount invested in the Non-U.S. Developed Markets Stock Investment Option or the Non-U.S. Emerging Markets Stock Investment Option that results from a reallocation by participants of their investments must remain invested in that option for at least 30 days. Certain participants who invest in the Siemens AG Stock Investment Option will be subject to blackout periods beginning two weeks before the end of each fiscal quarter or fiscal year of Siemens AG until two days after the announcement of Siemens AG's quarterly or annual financial results, during which they will not be permitted to change their investment elections related to this investment option.

The rate of return credited to participants' accounts for the Stable Value Investment Option was 3.98% and 4.40% for 2010 and 2009, respectively. The average yields earned by the Plans in 2010 and 2009 were 2.53% and 2.95%, respectively.

**Participant Accounts**

Each participant's account is credited with the participant's contributions, associated Company or participating company contributions (including the amount of any SBCC, ACC or OSRAM Special Employer Contribution), and allocated earnings or losses (net of apportioned plan expenses). Plan earnings are allocated based on the participants' share of net earnings or losses of their respective elected investment options. The benefit to which a participant is entitled at any given time is the participant's vested account balance at such time.

**1. Description of Plans (continued)**

**Vesting**

Each participant's contributions and earnings thereon are fully vested at all times. Company or participating company matching contributions and earnings thereon become 40% vested after two years of continuous employment and continue to vest at an annual rate of 20%, reaching 100% vesting after five years of continuous employment with the Company, its subsidiaries or affiliates. In addition, each participant becomes 100% vested in the Company's or participating company's matching contributions and earnings thereon upon retirement, death, total or permanent disability, complete or partial termination of the respective Plan, complete discontinuance of Company contributions, termination of employment due to the closing of the facility in which the participant is employed, and, also, in the case of the Siemens Savings Plan only, permanent layoff, or transfer (without intervening employment) to an affiliated company outside the United States which does not participate in the Siemens Savings Plan. Participants are 100% vested in the amount of any SBCC at the time the contributions are made to the applicable Plan. OSRAM employees become vested in the amount of any ACC or in the amount of any OSRAM Special Employer Contribution in accordance with the vesting provisions applicable to matching contributions.

For Company or a participating company's contributions made subsequent to the effective date of a plan's merger into one of the Plans, former participants of the originating plan vest according to the relevant vesting schedule of the respective Plan. Prior service under each originating plan is recognized, as stated in the plan documents of the appropriate Plan.

**Participant Loans**

Each of the Plans allows any participant to borrow an amount equal to the lesser of 50% of his or her vested account balance or $50,000 (less the highest outstanding loan balance in the last 12 months and less any defaulted loan balances). Each loan is made from the participant's balance in each of the investment funds in which the participant has an available balance, with the exception of the Self-Directed Brokerage Account. The term of a loan shall not exceed four years (a thirty year loan term is permitted in cases where the loan proceeds are used to purchase the participant's principal residence). A participant may not have more than two loans outstanding at any point in time. The balance in a borrowing participant's account secures any such loans. Such loans bear interest at a "reasonable rate" as established periodically. Principal and interest are to be repaid ratably during the year through payroll deductions. Any loans outstanding at the time a

**1. Description of Plans (continued)**

participant terminates employment with the Company or its affiliates are deemed "loan cancellations" and are treated as disbursements from the Plans, unless repaid within 60 days.

The outstanding balance of any active participant loan that is deemed to be in default, because of missed payments, will automatically become taxable income to the participant and must be reported to the IRS at the end of the relevant tax year. The amount taxable will include both the taxable portion of the remaining principal and any accrued interest that was due as of the date of the loan default.

**Payment of Benefits**

Each of the Plans can disburse funds upon a participant's separation from service with the Company or its affiliates as a result of the following: retirement, death, total or permanent disability, permanent layoff, or termination of employment with Siemens worldwide (except that the Savings Plan can disburse funds by reason of transfer to a non-U.S. Siemens affiliate that does not participate in the Siemens Savings Plan with respect to account balances calculated as of December 31, 2009). The payment of such disbursement can take one of three forms: a lump sum payment, partial lump sum payments (up to two in any calendar year), or monthly or annual installment payments. However, any vested benefit of $1,000 or less at the time of termination will automatically be paid out as a lump sum. Also, benefits between $1,000 and $5,000 will be transferred to an IRA with Hewitt Financial Services unless the participant directs otherwise.

**Withdrawals During Employment**

During employment, participants are generally permitted to make up to two withdrawals per calendar year from their after-tax, rollover and vested employer contributions to the Plan, and the earnings on such amounts. If a participant has participated in the Plan for less than five years and elects to withdraw after-tax contributions made to the Plan on or after January 1, 1987 or employer contributions made to the Plan within two years of the date of the withdrawal, employer contributions on behalf of the participant will be suspended for a three-month period. Under certain circumstances, if a participant can demonstrate a financial hardship (as defined in the Plan) a participant may take a hardship withdrawal of his or her tax-deferred and, effective 2011, his or her designated Roth contributions (but not earnings on such amounts). In addition, a participant who has reached age 59½ may take a withdrawal of his or her tax-deferred and designated Roth contributions (including earnings related to these contributions credited after

**1. Description of Plans (continued)**

December 31, 1988) without demonstrating financial hardship and will not be limited in the number of withdrawals that can be taken in any year.

**2. Summary of Significant Accounting Policies**

**Basis of Accounting**

The accompanying individual financial statements of the Plans have been prepared on the accrual basis of accounting.

**Payment of Benefits**

Benefit payments to participants are recorded when paid.

**Participant loans receivable**

Participant loans receivable represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on participant loans receivable is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

**Use of Estimates**

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the individual financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

**Risks and Uncertainties**

The Plans may invest in various types of investment securities. Investment securities are exposed to various risks, including interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the

**2. Summary of Significant Accounting Policies (continued)**

values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the individual statement of net assets available for benefits. Each of the Plans' exposure to a concentration of credit risk is limited by diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of the Siemens AG Stock Fund, which invests in the securities of a single issuer (Siemens AG). The underlying value of the American Depository Shares ("ADS") of Siemens AG is entirely dependent upon the performance of Siemens AG and the market's evaluation of such performance as reflected in the ADS' trading price. To the extent that a participant directs that his or her contributions be invested through the Self-Directed Brokerage Account Option, the participant directs the extent to which such amounts will be diversified.

**New Accounting Pronouncements**

In January 2010, the FASB issued Accounting Standards Update 2010-06, *Improving Disclosures about Fair Value Measurements*, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each "class" of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plans' net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issued Accounting Standards Update 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans,* (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after

**2. Summary of Significant Accounting Policies (continued)**

December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

In May 2011, the FASB issued Accounting Standards Update 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS,* (ASU 2011-04). ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures,* to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management has evaluated the effect that the provisions of ASU 2011-04 will have on the Plans' financial statements and has concluded that ASU 2011-04 will not have a material effect on the Plans' financial statements.

**Reporting of Fully Benefit Responsive Investment Contracts**

Investment contracts held by a defined contribution plan such as those that are part of the Stable Value Investment Option of the Plans that invest in fully benefit-responsive investment contracts are required to be reported at fair market value rather than contract value. Since those contracts are fully benefit-responsive, an adjustment is reflected in the statement of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to transfer amounts out of this investment option or receive a distribution from the Plans. The contract value of the fully-benefit responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

**Investment Valuation and Income Recognition**

The assets of each of the Plans are held in the Master Trust for the Siemens Savings Plans ("Master Trust"). Unit values of the investment options, within the Master Trust, represent the proportionate participation in the Plans' investment options and includes earnings from realized

**2. Summary of Significant Accounting Policies (continued)**

and unrealized appreciation and depreciation of the investment option investments, interest and dividend income, less investment-related fees and expenses charged to the respective option. The Master Trust investments are recorded at fair value. Investments in marketable securities (domestic and foreign common stock, preferred stock, government obligations, and corporate debt obligations) and Siemens AG ADS's are valued at the closing market price as established on the appropriate national securities exchange. Investments in registered investment companies and short-term investment funds are valued at their aggregate unit-value as established by the fund trustee and reported to the general public. Investments in common collective investment funds and limited partnerships are valued at their aggregate unit-value as established by the fund trustee or general partner and reported to the Master Trust. Collective investment funds which are wrapped by insurance companies and other financial institutions are valued at fair value based on a discounted cash flow method. Purchases and sales of securities by the Master Trust are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the applicable ex-dividend date.

**Plan Expenses**

Only expenses of the Plans that are permitted to be charged to the Plans and Master Trust, in accordance with applicable law and with the provisions of the respective plan documents and Master Trust Agreement, are charged to the Plans and Master Trust. For expenses that are not specific to an investment fund, such as administrative, trustee, and auditing expenses, an expense allocation is charged to the net asset balance of each investment option on a daily basis. For expenses that are specific to an investment option, such as investment manager fees, the contracted expense rate is charged to the specific investment option's net assets on a daily basis, and are included in the investment option's reported income. Contracted expense rates vary based on the investment options.

**Excess Contributions Payable**

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plans distributed the excess contributions applicable to the 2010 Plan Year to the applicable participants prior to March 15, 2011.

## 2. Summary of Significant Accounting Policies (continued)

### Forfeitures

Employees who terminate their employment with the Company or its affiliates forfeit any non-vested portion of employer contributions and any earnings thereon in accordance with the terms of the respective Plans. Such forfeitures of employer contributions are utilized by the Company or a participating affiliated company, as applicable, to reduce future employer contributions. During 2010, the total amount of forfeitures the Savings Plan and the Union Plan used to reduce the amount of employer contributions were $4,756,766 and $65,256, respectively. At December 31, 2010 and 2009, forfeited non-vested amounts totaled $0 for both the Savings Plan and the Union Plan.

## 3. Parties-in-Interest

Currently, six members of the Investment Committee are participants in the Savings Plan, but only five of the members are eligible to make current contributions to the Savings Plan. Five of the six members of the Administrative Committee are current participants in the Savings Plan and are eligible to make current contributions to the Savings Plan. The plan trustee, Bank of New York, Mellon (the "Trustee"), also serves as an investment manager with respect to one of the investment options of the Plans. In addition, the Trustee also serves as the custodian for certain commingled funds managed by INVESCO in which the Plans participate. The Master Trust also invests in shares of Siemens AG (see Note 6).

## 4. Plan Termination

Although it has not expressed an intent to do so, the Company reserves the right to discontinue its contributions to either or both of the Plans at any time and to terminate either or both of the Plans subject to the provisions of ERISA. In the event that a termination of either of the Plans should occur, the value of each participant's account (including employer contributions and earnings thereon) shall become fully vested and funds will be distributed in accordance with ERISA.

## 5. Tax Status of the Plans

The IRS has issued determination letters dated April 23, 2008 and March 12, 2008 for the Savings Plan and the Savings Plan for Union Employees, respectively, advising that the Plans qualify for tax-exempt status pursuant to the provisions of Section 401(a) of the Code. The

**5. Tax Status of the Plans (continued)**

Plans' administrator and management of the Company believe that the Plans, as subsequently amended, conform to ERISA requirements and continue to qualify as tax exempt under the Code. Accordingly, no provision has been made for federal income taxes.

Accounting principles generally accepted in the United States requires the plans' management to evaluate uncertain tax positions taken by the Plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plans' administrator has analyzed the tax positions taken by the Plans, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plans' administrator believes it is no longer subject to income tax examinations for years prior to and including 2008.

**6. Investment in Master Trust**

All of the Plans' investments are in the Master Trust, which was established for the investment of assets of the Plans and certain other defined contribution plans sponsored by the Company or by an affiliate of the Company. Each participating defined contribution plan has a proportionate interest in the Master Trust. The assets of the Master Trust were held by the Trustee at December 31, 2010 and 2009.

At December 31, 2010 and 2009, each of the Plans' respective proportionate interests in the net assets of the Master Trust were as follows:

| | **2010** | **2009** |
|---|---|---|
| Savings Plan | **97.8%** | 97.7% |
| Union Plan | **2.1%** | 2.2% |

Investment income (loss) and administrative expenses relating to the Master Trust are allocated to the individual Company-sponsored plans on a daily, weighted average basis.

**6. Investment in Master Trust (continued)**

**Related Party Transactions**

For the year ended December 31, 2010, the Master Trust purchased 2,300,325 Siemens AG ADS's with a fair market value of $220,970,853 and sold 2,379,569 Siemens AG ADSs with a base cost of $208,954,087 for proceeds of $235,409,966 resulting in realized gain of $26,455,879. At December 31, 2010 and 2009, the fair values of the Siemens AG Stock Investment Option were $488,876,038 and $368,070,962, respectively, which represented 6.0% and 5.5% of the Master Trust's total fair value, respectively. Eight of the investment options are invested in passively managed, international index funds. Seven of the investment options have a passively managed international index element. As such, Siemens AG American Depository Receipts, which are a component of the international index, represent an additional investment of less than 4/100 of 1 percent of the Master Trust.

**Securities Lending**

As of December 31, 2010, the Master Trust participated in the BNY Mellon Global Securities Lending Program for its U.S. and Non-U.S. securities. Under this program, securities are lent to certain unrelated third-party brokers in exchange for collateral, usually in the form of cash. Collateralization levels are equal to a percentage of the market value of the borrowed securities. For U.S. securities, collateral shall not be less than 102%, and for non-U.S. securities, collateral shall not be less than 105%, unless it is denominated in the same currency as the collateral, in which case it will be 102%. Collateral received is invested in a short-term collateral re-investment fund that is managed by BNY Mellon's Global Security Lending Group, and the fund consists of short-term investments. The value of loaned securities amounted to $547,680 and $16,439,385 at December 31, 2010 and 2009, respectively. The obligation to return collateral is reflected as a liability in the Master Trust's financial statements. The Investment Committee has decided to have the Plans end their participation in the Securities Lending program. Remaining securities on loan will be recalled as collateral pool maturities occur.

**6. Investment in Master Trust (continued)**

The following table presents the fair values of investments for the Master Trust at December 31, 2010 and 2009:

| | 2010 | 2009 |
|---|---|---|
| Collective investment funds | **$ 2,231,635,485** | $ 2,181,096,608 |
| Common collective funds | **3,759,638,915** | 3,139,076,205 |
| Domestic and foreign common stock | **654,413,181** | 503,601,002 |
| Preferred Stock | **1,970,750** | – |
| Registered investment companies | **692,094,633** | 612,593,989 |
| Government obligations | **8,043,910** | 3,149,955 |
| Corporate debt obligations | **126,027,186** | 94,010,812 |
| Siemens AG ADSs | **488,876,038** | 368,070,962 |
| Limited partnership | **1,246,337** | – |
| Short-term investments | **41,535,841** | 37,838,583 |
| Securities on loan against collateral | **547,680** | 16,439,385 |
| Receivable for securities sold, accrued income and other receivables | **7,070,086** | 11,969,863 |
| Liability for collateral deposits | **(559,620)** | (16,983,034) |
| Payable for securities purchased and accrued liabilities | **(6,930,033)** | (9,053,369) |
| Net assets of the Master Trust, at fair value | **8,005,610,389** | 6,941,810,961 |
| Adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts | **(128,415,875)** | (96,485,502) |
| Net assets of the Master Trust | **$ 7,877,194,514** | $ 6,845,325,459 |

Certain amounts in the table above have been reclassified to conform to the current year presentation. The Master Trust net assets shown above includes $4,883,090 for the Siemens Corporation Savings Plan for Puerto Rico Employees which represents its share of the Collective investment funds listed above pursuant to a sub-trustee arrangement, however the table does not include participant loan receivables as stated in the Statements of Net Assets on page 2.

## 6. Investment in Master Trust (continued)

The total investment income of the Master Trust for the year ended December 31, 2010 was as follows:

| | |
|---|---|
| Net appreciation (depreciation) in fair value of investments: | |
| Domestic and foreign common stock, including Siemens AG ADS's | $ 215,835,942 |
| Government obligations | (458,580) |
| Corporate debt obligations | 10,205,922 |
| Common collective funds | 394,972,917 |
| Registered investment companies | 90,035,005 |
| Other investments | 13,835,266 |
| | 724,426,472 |
| Interest | 94,251,381 |
| Dividends | 38,378,587 |
| Investment income of the Master Trust exclusive of changes in fair value of fully benefit responsive guaranteed investment contracts | $ 857,056,440 |

The Master Trust interest income shown above includes $185,328 for the Siemens Corporation Savings Plan for Puerto Rico Employees which represents its share of the income from the Stable Value fund. The Company and the Trustee for the Master Trust have entered into a sub-trustee arrangement with the trustee of the Siemens Corporation Savings Plan For Puerto Rico Employees, Banco Popular de Puerto Rico.

### Fair Value Measurements

The Company defines fair value as the exchange price that would be received for an asset or paid for a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The Company utilizes a fair value hierarchy which requires the Plans to maximize the use of observable inputs and minimize unobservable inputs when determining fair value and also establishes three levels of classifications.

As such, the hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy in ASC 820 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

**6. Investment in Master Trust (continued)**

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

- Quoted prices for similar assets and liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in markets that are not active;
- Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010.

*Short-term investments:* Short-term investments are held in a pooled investment vehicle. This fund maintains a $1 per share value. Any gains and/or earnings by the underlying assets are paid out as interest.

*Equity (foreign and U.S.):* All assets in which the Master Trust holds a direct share have been classified as common stocks. These assets are valued at the closing price reported on the active market on which the individual securities are traded.

**6. Investment in Master Trust (continued)**

*Fixed income – Corporate/Government bonds (foreign and U.S.):* The value of the assets are based on market data, incorporating various inputs such as benchmark curves, benchmarking of like securities, matrix pricing, model processes such as the Option Adjusted Spread model, to assess the interest rate impact of and develop prepayment scenarios. Both models and processes take into account market conventions.

*Registered investment funds & Commingled funds:* These investments own shares of pooled investment vehicles which, in turn, own various underlying assets (equity, fixed income, etc.). Each funds' performance will be the result of the underlying assets. The fund calculates a net asset value (NAV) based on the underlying securities' value at market close, less any applicable expenses, divided by the shares outstanding. NAVs may be calculated on daily/weekly/monthly basis (as determined by the fund).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, the valuation methods for each of the Plans are appropriate and consistent with those used by other plan that are market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

## 6. Investment in Master Trust (continued)

The following table sets forth, by level within the fair value hierarchy, the Master Trust's investments at fair value, for the year end December 31, 2010:

| | Level 1 | Level 2 | Total |
|---|---|---|---|
| Short Term Investments | $ 639,861 | $ – | $ 639,861 |
| Equity: | | | |
| Siemens AG ADS | 488,876,038 | – | 488,876,038 |
| Small Cap | 400,098,002 | – | 400,098,002 |
| Self Directed Brokerage Account | 232,863,078 | – | 232,863,078 |
| International Developed | 160,577,679 | – | 160,577,679 |
| International Preferred Securities | 2,152,004 | – | 2,152,004 |
| Fixed Income: | | | |
| U.S. Corporate Bond | – | 121,763,045 | 121,763,045 |
| U.S. Government Bond | – | 5,441,478 | 5,441,478 |
| Foreign Corporate Bond | – | 4,264,140 | 4,264,140 |
| Foreign Government Bond | – | 2,602,432 | 2,602,432 |
| Registered Investment Funds: | | | |
| Domestic Mutual Funds | 138,781,977 | – | 138,781,977 |
| International Mutual Funds | 207,433,238 | 248,975,252 | 456,408,490 |
| Commingled Funds: | | | |
| Domestic Commingled Funds | – | 3,360,975,924 | 3,360,975,924 |
| International Commingled Funds | – | 398,662,991 | 398,662,991 |
| Collective Investment Funds | – | 2,231,363,197 | 2,231,363,197 |
| Total | $ 1,631,421,877 | $ 6,374,048,459 | $ 8,005,470,336 |

This table excludes receivables and payables for pending trades of $7,070,086 and $(6,930,033), respectively, which are part of the Master Trust.

## 6. Investment in Master Trust (continued)

The following table sets forth, by level and within the fair value hierarchy, the Master Trust's investments at fair value, as of December 31, 2009:

| | Level 1 | Level 2 | Total |
|---|---|---|---|
| Collective investment funds | $ – | $ 2,181,096,608 | $ 2,181,096,608 |
| Common collective funds | – | 2,748,338,202 | 2,748,338,202 |
| Domestic common stock | 438,147,264 | – | 438,147,264 |
| Foreign common stock | 181,083,251 | – | 181,083,251 |
| REIT | 11,187,823 | – | 11,187,823 |
| Registered investment companies: | | | |
| Domestic equities | 99,309,633 | – | 99,309,633 |
| Foreign equities | – | 240,683,831 | 240,683,831 |
| Government debt obligation | – | 3,149,955 | 3,149,955 |
| Corporate debt obligation | – | 445,730,515 | 445,730,515 |
| Siemens AG ADSs | 368,070,962 | – | 368,070,962 |
| Self Directed Brokerage Account | 182,615,539 | – | 182,615,539 |
| Short-term investments | – | 39,480,884 | 39,480,884 |
| Total | $ 1,280,414,472 | $ 5,658,479,995 | $ 6,938,894,467 |

This table excludes receivables and payables for pending trades of $11,969,863 and ($9,053,369), respectively, which are part of the Master Trust. Prior year amounts in the Master Trust fair value table has been reclassified to conform to the current year presentation.

## 7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits from the financial statements to the Siemens Savings Plans to the Form 5500 at December 31, 2010 and 2009:

| | Savings Plan | |
|---|---|---|
| | **2010** | **2009** |
| Net assets available for benefits per the financial statements | **$ 7,843,179,782** | $ 6,816,736,059 |
| Add adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts | **123,466,061** | 92,850,951 |
| (Less) amounts allocated to withdrawing participants | **(2,384,590)** | (3,054,660) |
| Net assets available for benefits per the Form 5500 | **$ 7,964,261,253** | $ 6,906,532,350 |

## 7. Reconciliation of Financial Statements to Form 5500 (continued)

| | Union Plan | |
|---|---|---|
| | **2010** | **2009** |
| Net assets available for benefits per the financial statements | **$ 171,722,983** | $ 153,848,342 |
| Add adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts | **4,684,229** | 3,446,267 |
| Net assets available for benefits per the Form 5500 | **$ 176,407,212** | $ 157,294,609 |

The following is a reconciliation of investment gain per the financial statements to the Form 5500 for the Savings Plans at December 31, 2010:

| | Savings Plan | Union Plan |
|---|---|---|
| Total investment income per the financial statements | $ 840,751,992 | $ 16,119,120 |
| Add interest on participant loan | 5,446,050 | 266,706 |
| Add adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts at December 31, 2010 | 123,466,061 | 4,684,229 |
| (Less) adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts at December 31, 2009 | (92,850,951) | (3,446,267) |
| (Less) plan expenses | (14,727,530) | (278,605) |
| Total investment gain per the Form 5500 | $ 862,085,622 | $ 17,345,183 |

There is no reconciliation of benefits paid to participants for the Union Plan's financial statements to its Form 5500 as of December 31, 2010, because the difference between the amounts reported on the Form 5500 and on the financial statements is not material.

The following is a reconciliation of benefits paid to participants from the Savings Plan's financial statements to its Form 5500 at December 31, 2010:

| | |
|---|---|
| Benefits paid to participants per the financial statements | $ 412,315,896 |
| Add amounts allocated to withdrawing participants at December 31, 2010 | 2,384,590 |
| Less amounts allocated to withdrawing participants at December 31, 2009 | (3,054,660) |
| Benefits paid to participants per the Form 5500 | $ 411,645,826 |

### 7. Reconciliation of Financial Statements to Form 5500 (continued)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to each December 31 but have not yet been paid as of that date.

### 8. Asset Transfers, Net

In connection with acquisitions by the Company or its affiliates, certain employees of the acquired companies were offered participation in the respective Plans. In addition, the assets and liabilities of certain Prior Plans were transferred to the respective Plans. In connection with the sales of certain businesses of the Company or its affiliates, certain employees of the divested companies or businesses were required to terminate participation in the Plans and, their vested balances were transferred to plans established by the respective acquiring companies. The amount of net asset transfers to (from) the Plans for the year ended December 31, 2010 is as follows:

| Plan Name | Effective Date | Transfer to/ (from) Savings Plan | Transfer to/ (from) Union Plan |
|---|---|---|---|
| ADB Airfield Solutions LLC 401(k) Plan | February 10, 2010 | $ (6,098,409) | $ – |
| Comos Industry Solutions, Inc. 401(k) Profit Sharing Plan and Trust | February 22, 2010 | 151,121 | – |
| ADB Airfield Solutions LLC 401(k) Plan | March 3, 2010 | (7,179) | – |
| ADB Airfield Solutions LLC 401(k) Plan | March 11, 2010 | (17,510) | – |
| Steel Related Technologies New, LLC 401(K) Plan | May 5, 2010 | 3,174,383 | – |
| Steel Related Technologies New, LLC 401(K) Plan | May 18, 2010 | 1,158 | – |
| Steel Related Technologies New, LLC 401(K) Plan | May 19, 2010 | 186 | – |
| Continental NA Savings Plan | June 3, 2010 | (61,604) | – |
| Steel Related Technologies New, LLC 401(K) Plan | June 22, 2010 | 697 | – |
| Steel Related Technologies New, LLC 401(K) Plan | July 28, 2010 | 546 | – |
| Steel Related Technologies New, LLC 401(K) Plan | September 16, 2010 | 537 | – |
| Gores Group, LLC 401K Plan | September 30, 2010 | (573,918) | – |
| Steel Related Technologies New, LLC 401(K) Plan | October 28, 2010 | 270 | – |
| Plan to Plan transfer | | (2,048,215) | 2,048,215 |
| Total | | $ (5,477,937) | $ 2,048,215 |

### 9. Subsequent Events

Effective June 8, 2011, $10,436,566 of assets from the Siemens Savings Plan were transferred to ASM America, Inc. 401(k) Plan.

# Supplemental Schedules

Siemens Savings Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year Ended December 31, 2010

| (a) Identity of Party Involved | (b) Relationship of Plan Employer or Other Party-in-Interest | (c) Description of Transaction, Including Rate of Interest | (d) Amount on Line 4(a) | (e) Lost Interest |
|---|---|---|---|---|
| Siemens Corporation | Plan Sponsor | Bi-weekly employee salary deferrals not deposited to Plan in a timely manner during 2010 subsequently corrected in 2011. | $ 75,455 | $ 8,810 |

Siemens Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN #13-2623356 Plan # 002

December 31, 2010

| (a) | (b) Identity of Issuer, Borrower, Lessor, or Similar Party | (c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value | (d) Cost | (d) Current Value |
|---|---|---|---|---|
| * | Participant loans | 21,407 loans outstanding with interest rates ranging from 3.25% to 13.00% | $ – | $ 135,305,126 |

* Represents a party-in-interest to the individual Plan as defined by ERISA.

*See accompanying report of Independent Registered Public Accounting Firm.*

Siemens Savings Plan for Union Employees

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN #13-2623356 Plan # 016

December 31, 2010

| (a) | (b) Identity of Issuer, Borrower, Lessor, or Similar Party | (c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value | (d) Cost | (d) Current Value |
|---|---|---|---|---|
| * | Participant loans | 1,721 loans outstanding with interest rates ranging from 3.25% to 9.50% | $ – | $ 6,919,581 |

* Represents a party-in-interest to the individual Plan as defined by ERISA.

*See accompanying report of Independent Registered Public Accounting Firm.*

Exhibit 23.1

## Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-163522 and Form S-8 No. 333-150656) pertaining to the Siemens Savings Plan for Union Employees of Siemens Corporation of our report dated June 22, 2011, with respect to the individual financial statements and schedule of the Siemens Savings Plan for Union Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2010.

Ernst & Young LLP

MetroPark, New Jersey
June 22, 2011

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIEMENS SAVINGS PLAN FOR UNION EMPLOYEES

(Registrant)



By: E. Robert Lupone
Siemens Corporation
Sr. Vice President, General Counsel
and Secretary



By: Lawrence Steenvoorden
Siemens Corporation
Vice President, Treasurer & Controller

Date: June 22, 2011

Date: June 22, 2011